U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the registrant:
          Exxon Mobil Corporation
2.	Name of person relying on exemption:
          Connecticut Retirement Plans and Trust Funds
3.	Address of person relying on exemption:
          55 Elm Street, Hartford, Connecticut 06106-1773
4.	Written Materials: (Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1)).
       The following written materials are attached:
Exhibit 1:	Text of e-mail sent on April 10, 2007 on behalf of the Office of the Treasurer of the State of Connecticut.